August 13, 2014

FILED VIA EDGAR

Ms. Stephanie Hui, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	WST Investment Trust (the “Trust”) (File Nos. 333- 189704 and 811- 22858)

Dear Ms. Hui:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Stephanie Hui of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 5, 2014 in connection with Post-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on June 18, 2014.  Set forth below are summaries of the comments provided by the Staff and the Trust’s responses to such comments:

PROSPECTUS

Fees and Expenses Table (Page 3)

1.         COMMENT: In Footnote 2, please revise the last sentence that states “The Expense Limitation Agreement may be terminated by the WST Investment Trust (the “Trust”) or the Advisor at the end of its then-current term upon not less than 90 days’ notice.” to make it more clear as to when the Expense Limitation Agreement may be terminated.

RESPONSE: The sentence has been revised to read “The Expense Limitation Agreement may be terminated by the WST Investment Trust (the “Trust”) or the Advisor on September 30, 2017 upon not less than 90 days’ notice.”

2.         COMMENT: The “Expense Limitation Agreement” section on page 15 of the Prospectus states “The Board may terminate the Expense Limitation Agreement at any time.”  If true, please also include this sentence in Footnote 2 to the Fees and Expenses Table on page 3.

RESPONSE: The additional disclosure has been added to Footnote 2 to the Fees and Expenses Table on page 3.

Ultimus Fund Solutions, LLC  |  225 Pictoria Drive, Suite 450  |  Cincinnati, OH 45246  |  513.587.3400  |  fax 513.587.3450
www.ultimusfundsolutions.com

Principal Investment Strategies (Page 4)

3.         COMMENT: The last sentence of paragraph 1 states “Although the Fund may invest directly in debt securities, it will primarily invest in such securities indirectly through exchange-traded funds (“ETFs”), open end and closed end mutual funds, and/or baskets of securities (i.e. groups of securities) that each invest primarily in debt securities.  Please add additional disclosure to this section describing what is meant by “baskets of securities”.

On page 2 of the Statement of Additional Information (“SAI”), in the “Exchange Traded Fund (“ETFs”)” section, it states “As noted in the prospectus, the Fund will invest primarily in ETFs.”  Please reconcile this sentence with the last sentence of paragraph 1 under the “Principal Investment Strategies” section of the Prospectus on page 4.

RESPONSE:  The last sentence of paragraph 1 of the “Principal Investment Strategies” section of the Prospectus has been revised to state  “Although the Fund may invest directly in debt securities, it will primarily invest in such securities indirectly through exchange-traded funds (“ETFs”), open end and closed end mutual funds, and/or baskets of securities (i.e. pre-selected groups of securities that are related by index or sector and made available through certain brokers at a discounted brokerage rate) that each invest primarily in debt securities.”

The first sentence of the “Exchange Traded Fund (“ETFs”)” section on page 2 of the SAI has been revised to state “As noted in the prospectus, the Fund will invest in ETFs.”

Principal Risks – Interest Rate Risk (Page 5)

4.         COMMENT: Please remove the third sentence of this section that states “Conversely, a decrease in interest rates will normally cause the value of debt securities to increase.”  This is not a risk.

RESPONSE:  The sentence has been removed from this section.

Prior Performance of Separate Accounts Managed by the Portfolio Managers (Page 12)

5.         COMMENT: The first sentence of the first paragraph of this section states “Mr. Wilbanks, Mr. Scheffel and Mr. McNally are jointly responsible for managing separate accounts for clients of the Advisor, a portion of which are invested in the “WST Asset Manager - U.S. Bond Strategy” (“WST Asset Manager - U.S. Bond Accounts”).”  Please clarify what you mean by “a portion of which”.  Do individual WST Asset Manager – U.S. Bond Accounts invest a portion of account assets in strategies other than the WST Asset Manager – U.S. Bond Strategy?

RESPONSE:  The sentence has been revised to read “Mr. Wilbanks, Mr. Scheffel and Mr. McNally are jointly responsible for managing separate accounts that each invest in separate and distinct strategies for clients of the Advisor.  Some of these separate accounts are invested in the “WST Asset Manager - U.S. Bond Strategy” (“WST Asset Manager - U.S. Bond Accounts”).”

6.         COMMENT: Please confirm supplementally that the returns reflected in the performance table were calculated using the Commission’s standardized performance calculation method.

RESPONSE:  The returns reflected in the performance table were calculated using the Commission’s standardized performance calculation method.

7.         COMMENT: Do the WST Asset Manager – U.S. Bond Accounts have sales charges?  If so, please include them in the performance calculation and include disclosure describing the sales charges in this section.

RESPONSE:  No, the WST Asset Manager – U.S. Bond Accounts do not have sales charges.

8.         COMMENT: In Footnote 1 to the performance table, please revise the last clause of the sentence to state “or the redemption of account shares.”

RESPONSE:  The requested change has been made to Footnote 1 to the performance table.

9.         COMMENT: In Footnote 3 to the performance table, the third sentence states “Prior to January 1, 2011, accounts that used exchange traded funds were excluded from the performance calculation, only accounts that traded open end mutual funds were included.”  The Prospectus states that the Fund intends to invest in ETFs. Please revise the performance information in this section to include these omitted accounts so there are substantially similar investment objectives and strategies between the WST Asset Manager – U.S. Bond Accounts and the Fund.

RESPONSE:   The Footnote has been revised to clarify that there were no omitted accounts and now reads as follows “As of May 31, 2014, the WST Asset Manager - U.S. Bond Accounts totaled approximately $78,242,740.  The performance of the WST Asset Manager - U.S. Bond Accounts, which is unaudited, has been computed by the Advisor.  Beginning on January 1, 2011, the WST Asset Manager – U.S. Bond Accounts began utilizing ETFs.  Prior to January 1, 2011, the WST Asset Manager – U.S. Bond Accounts used open end mutual funds that traded in high yield bonds substantially similar to the high yield bonds in which the ETFs now trade.  All active taxable and non-taxable fully discretionary accounts are included in the performance calculation. Eligible accounts are included in the performance calculation in the month following the month of account inception. Closed accounts are included through the completion of the last full month. Results portrayed reflect the reinvestment of dividends, capital gains and other earnings when appropriate.”

Redemptions in Kind (Page 22)

10.       COMMENT: Update this section to reflect the N-18f-1 Election made by the Trust on July 17, 2014.

RESPONSE: The following additional disclosure has been added to the “Redemptions in Kind” section of the Prospectus.  “An irrevocable election has been filed pursuant to Rule 18f-1 under the 1940 Act, wherein the Fund must pay redemptions in cash, rather than in kind, to any shareholder of record of the Fund who redeems during any 90-day period, the lesser of (a) $250,000 or (b) 1% of the Fund’s net assets at the beginning of such period. Redemption requests in excess of this limit may be satisfied in cash or in kind at the Fund’s election.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investments in Emerging Markets (Page 6)

11.       COMMENT: Please disclose in this section how the Fund determines that a country is located in an emerging market.

RESPONSE: The following additional disclosure has been added to the “Investments in Emerging Markets” section of the SAI.  “An “emerging market” is any country that the World Bank, the International Finance Corporation or the United Nations or its authorities has determined to have a low or middle income economy.”

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The Trust has authorized me to acknowledge to you that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your comments. Please contact the undersigned at (513) 346-4190 if you have any questions.

Sincerely,

/s/ Patricia M. Bruns
Patricia M. Bruns
Assistant Secretary

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